                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                           (AMENDMENT NO.     )(1)
                                          ----


                               NationsRent, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)




                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  638588 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)




                               December 31, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 638588 10 3                   13G            PAGE   1   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Family Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    12,000,000 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   12,000,000 shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000 shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638588 10 3                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Wayne Huizenga, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    12,000,000 shares*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   12,000,000 shares*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000 shares*
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


* These shares are held by H. Family Investments, Inc., a Florida corporation, of which the reporting person is an officer, the sole director and the sole voting shareholder. The reporting person disclaims beneficial ownership of these shares.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934



Item 1(a)      Name of issuer:

               NationsRent, Inc.

Item 1(b)      Address of issuer's principal executive offices:

               450 East Las Olas Boulevard
               Fort Lauderdale, FL 33301

Item 2(a)      Name of person filing:

               H. Family Investments, Inc.

Item 2(b)      Address of principal business office:

               450 East Las Olas Boulevard, Suite 1500
               Fort Lauderdale, FL 33301

Item 2(c)      Citizenship or Place or Organization:  Florida

Item 2(d)      Title of class of securities:  Common Stock, par value $0.01

Item 2(e)      Cusip No. 638588 10 3

Item 3         Not Applicable.

Item 4(a)      Amount beneficially owned:          12,000,000
                                                   ----------

Item 4(b)      Percent of class:                         21.6%

Item 4(c)      (i)   Sole power to vote:           12,000,000
                                                   ----------
               (ii)  Shared power to vote:                -0-
                                                   ----------
               (iii) Sole power to dispose:        12,000,000
                                                   ----------
               (iv)  Shared power to dispose:             -0-
                                                   ----------

Item 5         Not Applicable.

Item 6         Not Applicable.

Item 7         Not Applicable.

Item 8         Not Applicable.

Item 9         Not Applicable.

Item 10        Not Applicable.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934



Item 1(a)      Name of Issuer:

               NationsRent, Inc.

Item 1(b)      Address of issuer's principal executive offices:

               450 East Las Olas Boulevard
               Fort Lauderdale, FL 33301

Item 2(a)      Name of person filing:

               H. Wayne Huizenga, Jr.

Item 2(b)      Address of principal business office:

               450 East Las Olas Boulevard, Suite 1500
               Fort Lauderdale, FL 33301

Item 2(c)      Citizenship or Place of Organization:  Florida

Item 2(d)      Title of class of securities: Common Stock, par value $0.01

Item 2(e)      Cusip No.: 638588 10 3

Item 3         Not Applicable.

Item 4(a)      Amount beneficially owned:          12,000,000*
                                                   ----------

Item 4(b)      Percent of class:                         21.6%

Item 4(c)      (i)   Sole power to vote:                  -0-
                                                   ----------
               (ii)  Shared power to vote:         12,000,000*
                                                   ----------
               (iii) Sole power to dispose:               -0-
                                                   ----------
               (iv)  Shared power to dispose:      12,000,000*
                                                   ----------

Item 5         Not Applicable.

Item 6         Not Applicable.

Item 7         Not Applicable.

Item 8         Not Applicable.

Item 9         Not Applicable.

Item 10        Not Applicable.


* These shares are held by H. Family Investments, Inc., a Florida corporation, of which the reporting person is an officer, the sole director and the sole voting shareholder. The reporting person disclaims beneficial ownership of these shares.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



January   , 1999
                              H. Family Investments, Inc.


                              By: /s/ H. Wayne Huizenga, Jr.
                                  ------------------------------------
                                  H. Wayne Huizenga, Jr.
                                  President and Sole Director



                                 /s/ H. Wayne Huizenga, Jr.
                                 ------------------------------------
                                 H. Wayne Huizenga, Jr.